Act: 1934
Section: 15D
Rule:
Public
Availability: 11/3/2009

NO ACT

DC
IE
11-03-09

November 3, 2009

[redacted]

09012695

Received SEC
NOV 0 3 2009
Washington, DC 20549

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Residential Capital, LLC
Incoming letter dated November 3, 2009

Based on the facts presented, the Division will not object if ResCap and the Guarantor Subsidiaries stop filing periodic and current reports under the Securities Exchange Act of 1934, including their quarterly reports on Form 10-Q for the quarter ended September 30, 2009. We assume that, consistent with the representations made in your letter, ResCap and the Guarantor Subsidiaries will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-Q for the quarter ended September 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2009

**Mail Stop 4546**

Mr. Philip J. Niehoff
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

**Re: Residential Capital, LLC**

Dear Mr. Niehoff:

In regard to your letter of November 3, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Philip J. Niehoff
Direct Tel +1 312 701 7843
Direct Fax +1 312 706 8180
Pniehoff@mayerbrown.com

November 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

**Securities Exchange Act of 1934**
**- Section 15(d)/Rule 12h-3**
**- Section 12(h)**

Re: Residential Capital, LLC (File No. 0-51438)

Ladies and Gentlemen:

This letter amends and restates the letter we previously submitted to the staff of the Division of Corporation Finance (the "Staff') of the Securities and Exchange Commission (the "Commission") on August 26, 2009.

On behalf of our clients, Residential Capital, LLC ("ResCap") and certain of its wholly owned subsidiaries, GMAC Residential Holding Company, LLC, GMAC-RFC Holding Company, LLC, GMAC Mortgage, LLC, Residential Funding Company, LLC and Homecomings Financial, LLC (the "Guarantor Subsidiaries"), we are writing to request that the Staff confirm that it concurs in ResCap's view that the effectiveness of ResCap's and the Guarantor Subsidiaries' joint automatic shelf registration statement on Form S-3 (the "Form S-3ASR") during the fiscal year ending December 31, 2009 would not preclude ResCap and the Guarantor Subsidiaries from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to immediately suspend their duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the fiscal year in which the registration statement either became effective or was required to be updated pursuant to Section (10)(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

ResCap's next periodic report required to be filed with the Commission is its Form 10-Q for the quarter ended September 30, 2009, which is required to be filed on or before November 14, 2009. Nevertheless, ResCap would appreciate the Staff's prompt response to its request so that it can avoid the expense of preparing and filing that report and any Current Reports on Form 8-K that might be required between the date of this letter and November 14, 2009.

ResCap and the Guarantor Subsidiaries have authorized us to make the statements set forth in this letter on their behalf.

**Background and Registration Statements**

ResCap is a wholly owned indirect subsidiary of GMAC Inc. ("GMAC"). It was incorporated in Delaware in 2004 and on October 24, 2006 it converted its legal form of organization from a corporation to a limited liability company. Each of the Guarantor Subsidiaries is presently a limited liability company organized under the laws of the State of Delaware. Each of the Guarantor Subsidiaries is a direct or indirect wholly owned subsidiary of ResCap.

On June 24, 2005, ResCap issued $1.0 billion of Floating Rate Notes due 2007, $2.5 billion of 6.375% Notes due 2010 (the "2010 Notes") and $500 million of 6.875% Notes due 2015 (the "2015 Notes") in a transaction (together the "Unregistered Notes") exempt from the registration requirements of the Securities Act. The Unregistered Notes were guaranteed by the Guarantor Subsidiaries. On July 15, 2005, ResCap and the Guarantor Subsidiaries filed a registration statement on Form S-4 (the "Form S-4") with the Commission registering notes (the "Registered Notes") and guarantees with terms substantially similar to the Unregistered Notes. The Form S-4 was declared effective in September 2005. By prospectus dated September 27, 2005, ResCap offered to exchange the Registered Notes for the Unregistered Notes. The exchange offer expired and the offering ceased on October 31, 2005. On November 4, 2005, the Registered Notes were issued in exchange for all of the Unregistered Notes, except for $9,109,000 of the 2010 Notes and $140,000 of the 2015 Notes, which were not tendered. As described below, the Guarantor Subsidiaries' guarantees of the Registered Notes have been eliminated and are no longer outstanding.

On November 2, 2009, ResCap and the Guarantor Subsidiaries filed a post-effective amendment to the Form S-4 to remove from registration the Registered Notes and associated guarantees not issued in the exchange offer. That registration statement was declared effective by the Staff on November 2, 2009.[1]

Also on July 15, 2005, ResCap filed a registration statement on Form 10 to register under Section 12(g) of the Exchange Act the 1,000 shares of common equity held by its immediate parent, which is a wholly owned subsidiary of GMAC. Registration of ResCap's common equity under the Exchange Act was necessary so that ResCap would immediately be eligible to use Form S-3 to register securities under the Securities Act. *See* Securities Act Forms Question 117.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations. ResCap's common equity has never been the subject of a registration statement filed under the Securities Act. Until June 29, 2009, there was only one holder of ResCap's common equity. On June 29, 2009, 10 shares of ResCap common equity were transferred to another wholly owned subsidiary of GMAC. As a result, ResCap currently has two holders of its

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1 ResCap and the Guarantor Subsidiaries acknowledge that the Staff will not grant the relief requested in this letter until the post-effective amendment to the Form S-4 is declared effective by the Staff.

common equity, both of which are wholly owned subsidiaries of GMAC. GMAC does not presently intend to further distribute ResCap's common equity interests.

On September 29, 2005, ResCap filed a registration statement on Form S-3 (the "Form S-3") registering a total of $12 billion of senior debt securities and subordinated debt securities of ResCap and guarantees of those securities by the Guarantor Subsidiaries. That registration statement was declared effective on October 20, 2005. Between October 20, 2005 and May 2007, ResCap made multiple offerings of guaranteed notes pursuant to the Form S-3. As described below, the Guarantor Subsidiaries' guarantees of ResCap's notes have been eliminated and are no long outstanding.

On May 22, 2007, ResCap filed the Form S-3ASR registering $12.5 billion of senior debt securities and subordinated debt securities of ResCap and guarantees of those securities by the Guarantor Subsidiaries. Due to ResCap's status as a well-known seasoned issuer, the Form S-3ASR became effective automatically upon filing. ResCap made multiple offerings of guaranteed notes from the Form S-3ASR, the last of which occurred in June 2007. As described below, the Guarantor Subsidiaries' guarantees of ResCap's notes have been eliminated and are no long outstanding. As a result of the multiple shelf takedowns, by June 2007, there were no unsold debt securities or guarantees remaining on the Form S-3. There are, however, unsold debt securities and guarantees (the "Unsold Debt Securities") remaining under the Form S-3ASR.

Since June 2007, a number of transactions have occurred that have resulted in the amount of outstanding ResCap debt being significantly reduced:

- GMAC has purchased certain of ResCap's debt, which debt was contributed as capital to, or used as consideration for the purchase of assets from, ResCap and subsequently retired.

- In November 2007, ResCap conducted a cash tender offer, pursuant to which it repurchased and subsequently retired certain of its debt.

- In May 2008, ResCap conducted a cash tender offer for certain of its debt and offered to exchange new notes for certain of its outstanding notes that were issued under the Form S-4, the Form S-3 and the Form S-3ASR. In connection with that exchange offer, ResCap solicited consents from the holders of its outstanding debt to eliminate the guarantees by the Guarantor Subsidiaries of the outstanding ResCap notes. The exchange offer was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. The debt acquired by ResCap in the tender and exchange offers was subsequently retired

- In November 2008, GMAC exchanged GMAC debt for certain of GMAC's outstanding debt and ResCap's outstanding debt in an offering exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act.

Following these transactions, ResCap still has several series of notes outstanding that were issued under the Form S-4, Form S-3 or Form S-3ASR, none of which are guaranteed by the Guarantor Subsidiaries. As the new notes issued in the private exchange offers were exempt from registration under the Securities Act and are not registered under Section 12 of the Exchange Act, ResCap and the Guarantor Subsidiaries have no reporting obligations under Section 13(a) or Section 15(d) with respect to those notes. A schedule of ResCap's outstanding notes issued pursuant to the Form S-4, Form S-3 or Form S-3ASR is attached as Schedule A. As of January 1, 2009, as of the date of this letter and at all times in between, there were fewer than 300 holders of each series of notes issued pursuant to ResCap's registration statements and there were no holders of guarantees issued by the Guarantor Subsidiaries as of those dates. ResCap will not file a Form 15 with respect to any series of its notes or any Guarantor Subsidiaries' guarantees of any series of ResCap notes if there are more than 300 holders of that series or of any guarantees of that series as of the date that the Form 15 is filed.

Management has recently become concerned over the costs of compliance with ResCap's periodic filing requirements. Management believes that ResCap is receiving little benefit from being a public reporting company given that it has no plans to access the capital markets for the foreseeable future. After careful consideration, ResCap's board of directors concluded that the benefits of remaining a public company were outweighed by the substantial burdens and expenses associated with periodic reporting.

On July 7, 2009, ResCap filed a post-effective amendment to the Form S-3ASR, which became effectively upon filing, removing all Unsold Debt Securities from registration. On July 7, 2009, ResCap filed a Form 15 under Rule 12g-4(a)(1) with respect to its common equity interests.

None of the indentures governing the outstanding ResCap notes nor any documents related thereto require ResCap or the Guarantor Subsidiaries to submit, file or provide reports under the Exchange Act to or with the Commission, the trustees under the indentures or any holders of notes issued under the indentures and ResCap and the Guarantor Subsidiaries represent that they will not do so on a voluntary basis or otherwise.

**<u>Exchange Act Reporting Obligations</u>**

*ResCap's Common Equity Interests*

ResCap had reporting obligations under Section 13(a) of the Exchange Act with respect to its common equity interests as a result of the registration of such securities under Section 12(g) of the Exchange Act. On July 7, ResCap filed a Form 15 to terminate the registration of its common equity interests under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Pursuant to Rule 12g-4(a), termination of registration of ResCap's common equity interests under Section 12(g) of the Exchange Act became effective 90 days after ResCap's filing of the Form 15. Pursuant to Rule 12g-4(b), ResCap's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder because of the registration of ResCap's common equity interests under Section 12(g) was suspended immediately upon ResCap's filing of the Form 15. ResCap has no other class of equity securities registered or required to be registered pursuant to Section 12(g) of the Exchange Act. ResCap has never filed a registration statement with the Commission under the Securities Act with respect to its common or preferred equity securities, and ResCap therefore does not have a Section 15(d) reporting obligation with respect to its common equity interests.

*Outstanding Registered Debt Securities and Guarantees*

Each series of ResCap's outstanding debt that was registered under the Securities Act was held of record by less than 300 holders of record as of January 1, 2009. ResCap's last offering of debt registered under the Securities Act occurred in June 2007. None of ResCap's debt registered under the Securities Act is listed on a national securities exchange, and ResCap therefore has no reporting requirements under Section 12 with respect to such debt. As discussed above, the guarantees of ResCap's outstanding notes by the Guarantor Subsidiaries were eliminated in 2008 so that on January 1, 2009 and as of the date of this letter, there were no holders of the guarantees.

*Unsold Registered Debt Securities and Guarantees*

ResCap and the Guarantor Subsidiaries continue to have a Section 15(d) reporting obligation with respect to the Unsold Debt Securities that were registered on the Form S-3ASR, because the filing of the Form 10-K for the year ended December 31, 2008 updated the Form S-3ASR pursuant to Section 10(a)(3) of the Securities Act. There were no sales of Unsold Debt Securities under the Form S-3ASR during 2008 or 2009. ResCap and the Guarantor Subsidiaries would clearly satisfy the requirements under Rule 12h-3 to suspend the reporting obligations with respect to the Unsold Debt Securities under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3.

*Other*

ResCap has no securities outstanding other than (i) its common equity interests, (ii) the registered notes discussed above and (iii) the notes that were issued in transactions exempt from the registration requirements of the Securities Act. The Guarantor Subsidiaries have no securities outstanding other than (i) common equity that were issued in transactions exempt from the registration requirements of the Securities Act and owned directly or indirectly ResCap and (ii) guarantees of ResCap's notes referred to in (iii) of the preceding sentence. Except as described above, neither ResCap nor the Gurantor Subsidiaries has any requirements under Section 13(a) or Section 15(d) to file reports with the Commission with respect to any of these securities.

**Discussion**

Rule 12h-3 permits an issuer to suspend reporting obligations under Section 15(d) with respect to a class of securities, if the issuer has filed all reports required by Section 13(a) for the shorter of its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and the securities are held of record by less than 300 persons. ResCap and the Guarantor Subsidiaries would qualify for the suspension of their reporting obligations under Section 15(d) pursuant to Rule 12h-3 in respect of the Unsold Debt Securities. There were no holders of the Unsold Debt Securities as of January 1, 2009, as of the date of this letter or any time in between, and there will not be 300 holders or record of any series of ResCap's notes or any of any guarantees by the Guarantor Subsidiaries of such series of notes on the date of filing of a Form 15 with respect to such notes. ResCap and the Guarantor Subsidiaries have filed all reports required by Section 13(a) for the 2006, 2007 and 2008 fiscal years and the current year to date. ResCap has included in its financial statements in each of the reports referred to in the preceding sentence the footnote required by Rule 3-10 of Regulation S-X. (On August 25, 2009 ResCap amended its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2008, March 30, 2009 and June 30, 2009 and its Annual Report on Form 10-K for the year ended December 31, 2008 to include the footnote required by Rule 3-10 of Regulation S-X.) As a result, the Guarantor Subsidiaries are not required to, and have not, separately filed reports with the Commission pursuant to Section 15(d) pursuant to Rule 12h-5 under the Exchange Act.

Rule 12h-3(c) states, however, that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. The Form S-3ASR, because it has unsold securities, was automatically updated in fiscal year 2009 for purposes of Section 10(a)(3) of the Securities Act when ResCap filed its 2008 Form 10-K on February 27, 2009.

ResCap and the Guarantor Subsidiaries otherwise satisfy the requirements of Rules 12h-3(a) and (b), except that these filings bring ResCap and the Guarantor Subsidiaries within the scope of Rule 12h-3(c). ResCap and the Guarantor Subsidiaries represent that they will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to the Unsold Debt Securities and Guarantor Subsidiaies' Guarantees of such securities only after obtaining the relief sought by this letter and only if the Unsold Debt Securities and guarantees are held of record by fewer than 300 persons on the date of filing of the Form 15.[2]

We respectfully submit that ResCap and the Guarantor Subsidiaries should be able to rely on Rule 12h-3 to suspend their duty to file reports under Section 15(d), notwithstanding the

2 ResCap and the Guarantor Subsidiaries acknowledge that should there be 300 or more record holders of any series of ResCap's notes or the guarantees that were issued pursuant to an effective registration statement at the beginning of any of its future fiscal years, ResCap and the Guarantor Subsidiaries would again become subject to the reporting requirements of Section 15(d).

provisions of Rule 12h-3(c), for the following reasons: (i) ResCap and the Guarantor Subsidiaries meet the requirements of Rules 12h-3(a) and (b), (ii) Section 15(d)'s purpose of providing current information to purchasers would not be undermined in granting ResCap and the Guarantor Subsidiaries relief, (iii) the benefits of reporting for ResCap and the Guarantor Subsidiaries do not outweigh the burdens of making such filings and (iv) the Commission has recognized in a number of situations similar to ResCap's and the Guarantor Subsidiaries' that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the normal course updating of the Form S-3ASR by the filing of the 2008 Form 10-K should preclude ResCap and the Guarantor Subsidiaries from utilizing Rule 12h-3 to cease reporting with respect to the Unsold Debt Securities.

- *ResCap and the Guarantor Subsidiaries meet all requirements of Rule 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a):* ResCap and the Guarantor Subsidiaries have filed all reports required by Sections 13(a) and 15(d) for fiscal years ended December 31, 2006, 2007 and 2008 and the current year to date. ResCap and the Guarantor Subsidiaries represent that, as of the date of this letter, they have filed, and as of the date the Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) pursuant to Rule 12h-3 with respect to the Unsold Debt Securities is filed, ResCap and the Guarantor Subsidiaries will have filed, with the Commission all reports required by Sections 13(a) or 15(d). As discussed above, because ResCap has included in its periodic reports (in some cases, as amended) for each of the periods referred to above the footnote required by Rule 3-10 of Regulation S-X, the Guarantor Subsidiaries, in reliance on Rule 12h-5, do not have an obligation to separately file periodic reports with the Commission. There were no holders of the Unsold Debt Securities as of January 1, 2009 and as of the date of this letter.

Section 15(d) and Rule 12h-3 provide for the suspension of the duty to file reports under Section 15(d) with respect to any class of securities held of record by less than 300 persons. As a result, it is clear that ResCap and the Guarantor Subsidiaries meet the criteria for suspension of reporting, but for the provisions of Rule 12h-3(c). Section 15(d) provides that "'class' shall be construed to include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges." In ResCap's and the Guarantor Subsidiaries' opinion, each of the series of ResCap's outstanding notes that were issued pursuant to the Form S-4, Form S-3 and Form S-3ASR and the Unsold Debt Securities constitutes a separate class for purposes of Section 15(d) because each has different rights and privileges as reflected in the different maturity dates, interest rates and, in some cases, with respect to redemption rights and covenants and, as each such class is held of record by less than 300 persons, each class meets the requirements for suspension of Section 15(d). *See, e.g.,* Unocal Corporation (available October 21, 2005) (No-action relief granted notwithstanding multiple series of debt outstanding where each series held by less than 300 record holders); and Exxon Mobil Corp. (available February 7, 2000) (No-action relief granted notwithstanding multiple series of debt outstanding where each series held by less than 300 record holders). This interpretation of the term "class" is consistent with the Commission's longstanding use of that term for purposes of registration under Section 12(b), where Rule 12d1-1(d) provides that "if a class of security is issuable in two or more series with different terms, each such series shall be deemed a separate class."

- *Section 15(d)'s purposes of providing current information to purchasers would not be undermined by granting ResCap and the Guarantor Subsidiaries relief:* The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Form S-3ASR was filed and become effective on May 22, 2007. The only sales of securities under the Form S-3ASR occurred on May 22, 2007 and June 22, 2007, and the purchasers thereof received the benefit of Section 13(a) reporting for the period required under Section 15(d) in accordance with the policy set forth in the Proposing Release. ResCap and the Guarantor Subsidiaries have sold no Unsold Debt Securities pursuant to the Form S-3ASR since June 2007. Further, as noted above, ResCap and the Guarantor Subsidiaries have deregistered and removed all Unsold Debt Securities by the filing of a post-effective amendment from the Form S-3ASR. Accordingly, no investors are able to purchase Unsold Debt Securities of ResCap or the Guarantor Subsidiaries pursuant to this registration statement and so the protection of Section 15(d) is no longer necessary for the protection of future purchasers. Requiring ResCap and the Guarantor Subsidiaries to continue their Section 15(d) reporting does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on ResCap due to the expense and dedication of management time which would be required to prepare future periodic reports.

- *Benefits of reporting do not outweigh the burdens of making such filings:* In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases, the Staff has recognized that the benefits of reporting when there are less than 300 holders of each class of debt securities do not outweigh the burdens of making such filings. *See, e.g.,* Westaff, Inc. (available May 19, 2009), Silverstar Holdings, Ltd. (available may 15, 2009), Energy East Corporation (available October 31, 2008); Horsepower Holdings, Inc. (available August 14, 2008); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); and MTech Corp (available August 31, 1988). The only classes of ResCap and Guarantor Subsidiary securities that remain subject to the reporting requirements of the Exchange Act are the Unsold Debt Securities, which have no holders of record.

- *Prior no action relief granted with respect to Rule 12h-3(c):* The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. *See, e.g.,* Westaff, Inc. (available May 19, 2009), Silverstar Holdings, Ltd. (available may 15, 2009), Energy East Corporation (available October 31, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Unocal Corporation (available October 21, 2005); and Exxon Mobil Corp. (available February 7, 2000). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) in situations where the registrant, like ResCap and the Guarantor Subsidiaries, continued to have classes of debt securities outstanding, each held by less than 300 holders.

**Conclusion and Request**

For the reasons discussed above, ResCap and the Guarantor Subsidiaries respectfully request that the Staff issue a no-action letter advising it that the Staff concurs in ResCap's view that the effectiveness of ResCap's and the Guarantor Subsidiaries' registration statement on Form S-3ASR during the fiscal year ending December 31, 2009 would not preclude ResCap and the Guarantor Subsidiaries from utilizing Rule 12h-3 to immediately suspend their duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which ResCap's and the Guarantor Subsidiaries' registration statement on Form S-3ASR either became effective or was required to be updated pursuant to Section 10(a)(3) of the Securities Act (i.e., the fiscal year ended December 31, 2009). If and when relief is granted by the Staff with respect to the foregoing, ResCap and the Guarantor Subsidiaries will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which ResCap's and the Guarantor Subsidiaries' next report is due pursuant to the Exchange Act. Alternatively, ResCap and the Guarantor Subsidiaries request an exemption, pursuant to Section 12(h), from any obligation of ResCap and the guarantor Subsidiaries to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), I am transmitting one copy of this letter by e-mail.

Very truly yours,

/s/ Philip J. Niehoff

Philip J. Niehoff

**SCHEDULE A**

**ResCap Notes Outstanding as of November 3, 2009**

| Title of Series | Principal Amount |
|---|---|
| 6.375% Senior Notes Due 2010 | $ 823,686,000 |
| 6.875% Notes Due 2015 | $ 112,227,000 |
| 6% Senior Notes Due 2011 | $ 208,429,000 |
| 6.5% Senior Notes Due 2013 | $ 473,416,000 |
| 6.5% Senior Notes Due 2012 | $ 79,879,000 |
| Floating Rate Notes Due 2010 | EUR 342,885,000.00 |
| 5.125% Notes Due 2012 | EUR 98,603,000.00 |
| 6.375% Notes Due 2013 | GBP 36,786,000.00 |
| 7.875% Notes Due 2014 | GBP 64,270,000.00 |